Vantiv, Inc.
October 30, 2014
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson

Re:	Vantiv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 1-35462
Dear Ms. Thompson:
Vantiv, Inc., a Delaware corporation (“Vantiv,” “we” or the “Company”), is submitting this letter in response to the written comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 16, 2014, with respect to Vantiv’s Form 10-K filed with the Commission on February 14, 2014 for the fiscal year ended December 31, 2013 (SEC File No. 1-35462) (the “Form 10-K”).
For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements, page 73
12. Capital Stock, page 90
Dividend Restrictions, page 90

1.
We note your response to comment 2 in our letter dated September 19, 2014. Your proposed disclosure does not satisfy the prescriptive requirements of Rules 5-04(c) and 12-04(a) of Regulation S-X. Condensed parent company statements are required to be furnished in Schedule I given that your proportionate share of restricted net assets of consolidated subsidiaries exceeds 25% of your consolidated net assets at the end of the most recent fiscal year. As such, please revise future filings accordingly.

We acknowledge the Staff’s comment and will furnish condensed parent company statements in Schedule I in future applicable filings.
* * * * * * * *

Jennifer Thompson
Securities and Exchange Commission
October 30, 2014

Should you have any questions, please contact the undersigned at (513) 900-5401.
Sincerely yours,
/s/ Christopher Thompson
Christopher Thompson
SVP, Controller and Chief Accounting Officer

cc:	Mark Heimbouch, Chief Financial Officer, Vantiv, Inc.
Nelson F. Greene, Esq., Chief Legal Officer, Vantiv, Inc.